Exhibit 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of TFI INTERNATIONAL INC. (the “Corporation”) will be held at 1:30 p.m. (eastern time) on Wednesday, April 26, 2023 at the offices of the Corporation, 8801 Trans-Canada Hwy, Suite 500, St-Laurent, Québec, Canada H4S 1Z6. The purposes of the meeting are to:

1.
receive the consolidated financial statements of the Corporation for the financial year ended December 31, 2022 and the auditors’ report thereon;
2.
elect the directors of the Corporation;
3.
appoint the auditor of the Corporation and authorize the directors to fix its remuneration;
4.
hold an advisory vote on the compensation of the Corporation’s Named Executive Officers (“Say on Pay”);
5.
transact such other business as may properly be brought before the Meeting.

Additional information on the above matters can be found in the Management Proxy Circular of the Corporation dated March 15, 2023 (the “Circular”) under the headings “Election of Directors of the Corporation”, “Appointment of Auditor” and “Advisory Vote on Executive Compensation”, respectively.

As in previous years, the Corporation asks that shareholders not attend the Meeting in person. The Meeting will be available by way of telephone conference call. The toll-free dial-in number is:

1-877-704-4453

Please dial in at least ten minutes prior to the start of the Meeting. Shareholders participating in the Meeting by telephone will not able to vote at the Meeting, but will be able to ask questions to the Corporation’s management.

The Corporation is taking all measures to conduct the Meeting so as to protect the health of all participants, including remote telephone participation by the chairman of the Meeting, the scrutineers for the Meeting, and others.

Attendance for the Meeting at the Corporation’s head office will be strictly limited to registered shareholders and duly-appointed proxyholders. TFI International urges all shareholders to participate in the Meeting by telephone.

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for distribution of the Meeting Materials (as defined below) to shareholders who do not hold shares of the Corporation in their own names (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of the Meeting Materials (as defined below) on SEDAR and on one additional website, rather than mailing paper copies. Reference to “Meeting Material” means the Circular, this notice of meeting, the form of proxy, voting instruction form (“VIF”), the Corporation’s 2022 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2022 and the related Management’s Discussion and Analysis (collectively, the “Meeting Materials”). The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting Broadridge Financial Solutions, Inc. (“Broadridge”) toll free at 1-855-887-2244.

The Corporation is not using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Meeting Materials (as defined below) via prepaid mail.

Websites Where Meeting Materials are Posted

The Meeting Materials are available on the Corporation’s website at www.tfiintl.com and under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All shareholders are reminded to review the Circular and other Meeting Materials before voting.

How to Obtain Paper Copies of Meeting Materials

Although the Meeting Materials have been posted on-line, Beneficial Shareholders may obtain paper copies free of charge of the Circular and other Meeting Materials by contacting Broadridge toll free at 1‑877‑907‑7643. Any request for paper copies should be received by the Corporation by April 10, 2023 in order to allow sufficient time for Beneficial Shareholders to receive the paper copies and return their voting instruction form by its due date.

Voting

The Board of Directors has fixed the close of business on March 15, 2023 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

If you are a Beneficial Shareholder, accompanying this notice of meeting are a voting instruction form and a supplemental mailing list return card for use by shareholders who wish to receive the Corporation’s interim financial statements for the 2023 fiscal year. If you receive these materials through your broker or another intermediary, please complete, sign and return the materials in accordance with the instructions provided to you by such broker or other intermediary.

Shareholders are asked to vote their shares prior to the Meeting by returning their voting instruction form, voting online or using the toll-free telephone number set out on the voting instruction form. The deadline for proxy voting is 5:00 p.m. (eastern time) on Monday April 24, 2023. Shareholders participating in the Meeting by telephone will not be able to vote at the Meeting.

Dated this 15th day of March, 2023.

BY ORDER OF THE BOARD OF DIRECTORS
By: (signed) Alain Bédard Alain Bédard, FCPA, FCA Chairman of the Board, President and Chief Executive Officer TFI International Inc.